UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of January

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                                25 January 2007
                                                            BioProgress plc
                                                           Arab Health 2007

London,  UK, 25 January 2007:  BioProgress plc  ('BioProgress' or the 'Company') (AIM: BPRG;  NASDAQ:  BPRG), the speciality pharma and healthcare announces that it will be showing its technologies and products at Arab Health, Dubai on 29 January - 01 February.

Arab Health is attended by over 33,000 visitors with 2,200 exhibiting  companies.  With many of the global and regional  pharmaceutical companies attending,  Arab Health 2007 offers BioProgress a central forum targeting a global audience.  We plan to extend our strategic relationships,  and target additional  distributors for our current portfolio of over 40 pharmaceutical  and healthcare  products,  and five commercialised enabling systems.

For more details on Arab Health 2007, visit www.arabhealthonline.com.

Steve Martin, Chief Development Officer said:
"Arab Health is an important  forum to show our products and  technologies  to a wide global  audience.  This is the first time we have shown at Arab Health and represents a significant  step forward for the company where we are showcasing  over 40 products,  and a range of unique enabling drug delivery systems."

For further information:

BioProgress Plc                                                                    + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                                                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich / Mark Court

About BioProgress
BioProgress plc is an innovative  specialty  pharmaceutical and healthcare  business based around its platform  technologies in polymer and film systems.  Listed on London's AIM in May 2003 and on US NASDAQ in October 2004,  the company has over 80 patents  granted or in application  within 24 patent families and has product  development  agreements and strategic  alliances with several global companies.
As a virtually  integrated  business,  BioProgress  has acquired  sales and  marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The business  continues to develop  innovative  delivery  mechanisms  using its XGEL™
polymer  technology,  replacing  the need to use  animal-derived  gelatine  in  pharmaceutical  and  healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary  Shares of  BioProgress  plc are  registered  under the US  Securities  and Exchange Act of 1934. To the extent that this announcement  contains certain  "forward-looking  statements"  within the meaning of the Private  Securities  Litigation  Reform Act of
1995, this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations  contained in the forward-looking  statements. The forward-looking  statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed  information about factors pertinent to the business of the company that could cause actual results  to differ is set forth in the  Company"s  filings  with the  Securities  and  Exchange  Commission.  The  Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking  statements  whether as a result of new  information,  future  events  or  otherwise.  This  announcement  is for  information  only and does not  constitute  an offer or invitation  to acquire or dispose of any  securities  or  investment  advice. The  distribution  of the  announcement  and/or issue of securities in certain  jurisdictions may be restricted by law. Persons into whose possession this  announcement  comes are required to inform themselves about and to observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: January, 25, 2007